UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Orezone Resources Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

685921

(CUSIP Number)

Larry E. Phillips
Senior Vice-President, Corporate Affairs and Corporate Secretary
IAMGOLD Corporation
401 Bay Street, Suite 3200
P.O. Box 153
Toronto, Ontario
M5H 2Y4, Canada
Tel:  (416) 360-4745

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  685921

1	Name of Reporting Persons. I.R.S.Identification Nos. of above persons (entities only). IAMGOLD Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 71,428,571(1)
	8	Shared Voting Power 30,009,037(2)
	9	Sole Dispositive Power 71,428,571(1)
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,437,608(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 22.9%(4)
14	Type of Reporting Person (See Instructions) CO
(1)
Represents common shares of Orezone Resources Inc. (“Orezone”) that IAMGOLD Corporation (“IAMGOLD”) has agreed to acquire by way of a private placement in accordance with the Arrangement Agreement, described below, upon satisfaction or waiver of the closing conditions for such private placement  contained therein and payment of the subscription price.

(2)
Represents common shares of Orezone that are subject to separate lock-up agreements, described below, each dated December 10, 2008, between IAMGOLD and each of Ronald Little, Michael Halvorson, Paul Carmel, David Netherway, Alain Krushinsky, Pascal Marquis, Gregory Bowes, Niel Marotta, Sean Homuth, Charles Taschereau, and MinQuest Fund I, L.P. (together, the “Shareholders”) regarding shares beneficially owned or deemed to be beneficially owned by the Shareholders (the “Lock-up Agreements”). This Schedule 13D shall not be construed as an admission by IAMGOLD that IAMGOLD is, for the purposes of Section 13(d) of the Act, the beneficial owner of any of the common shares of Orezone covered by the Lock-up Agreements.

(3)	Includes 30,009,037 common shares of Orezone beneficially owned or deemed to be beneficially owned by the Shareholders and subject to the Lock-up Agreements.
(4)
Based on 357,840,938 common shares of Orezone outstanding as represented by Orezone in the Arrangement Agreement, described below, and assuming the issuance of 13,002,308 common shares of Orezone issuable upon exercise of a convertible debenture held by a Shareholder and upon the exercise of options held by the Shareholders and the issuance of 71,428,571 common shares of Orezone pursuant to the Private Placement, as described below.

Item 1. Security and Issuer

This statement relates to the common shares (the “Common Shares”) of Orezone Resources Inc. (“Orezone”), a corporation incorporated under the laws of Canada. The principal executive offices of Orezone are located at 201-290 Picton Avenue, Ottawa, Ontario, K1Z 8P8, Canada.

Item 2. Identity and Background

(a) This statement is being filed by IAMGOLD Corporation (“IAMGOLD”), a corporation incorporated under the laws of Canada. The principal business of IAMGOLD is the discovery and mining of precious metals.

(b) The address of the principal office of IAMGOLD is 401 Bay Street, Suite 3200, P.O. Box 153, Toronto, Ontario, M5H 2Y4, Canada.

(c) Set forth in Schedule I to this Schedule 13D is the name, residence or business address and present principal occupation or employment of each of IAMGOLD’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) – (e) During the last five years, neither IAMGOLD nor, to the knowledge of IAMGOLD, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Except as otherwise indicated in Schedule I, each person listed in Schedule I hereto is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

On December 10, 2008, IAMGOLD and Orezone entered into an Arrangement Agreement (the “Arrangement Agreement”, attached hereto as Exhibit 2.1). Pursuant to the Arrangement Agreement, IAMGOLD and Orezone agreed to implement an arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) in accordance with and subject to the terms and conditions of the Arrangement Agreement and the plan of arrangement included therein, as amended by its terms or upon the direction of the Ontario Superior Court of Justice (Commercial List) (the “Court”). Pursuant to the Arrangement, Orezone will apply to the Court for an Interim Order (the “Interim Order”), which will set out certain terms and conditions for Orezone shareholder approval of an arrangement resolution approving the Arrangement (the “Arrangement Resolution”). Pursuant to the Interim Order, and in accordance with applicable laws and Orezone’s articles of incorporation and bylaws, Orezone will conduct a meeting of its shareholders to vote on the Arrangement Resolution. If the shareholders of Orezone approve the Arrangement Resolution, Orezone will submit the Arrangement to the Court and pursue a Final Order (the “Final Order”). Following receipt of the Final Order and the consummation of the Arrangement, each Common Share outstanding (other than those held by dissenting shareholders) will be transferred to IAMGOLD in consideration for 0.08 of a fully paid and non-assessable common share of IAMGOLD (a “IAMGOLD Share”) plus a pro rata share of a new exploration company (“New Orezone”) for each Orezone share.  Orezone will become a wholly owned subsidiary of IAMGOLD and will be delisted from the Toronto Stock Exchange and the NYSE Alternext U.S. LLC. In addition, under the Arrangement, (i) each option to purchase Common Shares issued under the 1997 stock option plan of Orezone, whether or not vested, will be exchanged for an option to acquire IAMGOLD Shares, subject to the terms of the Arrangement Agreement and (ii) each option to purchase Common Shares issued under the 2008 stock option plan of Orezone will remain outstanding in accordance with its terms which provide that such option may be exercised by the holder thereof at any time up to and including (but not after) the date that is 30 days after the effective time of the Arrangement. Consummation of the Arrangement is subject to the satisfaction or waiver of certain conditions, including, but not limited to: (i) approval of the Arrangement by the shareholders of Orezone, (ii) obtaining the Interim and Final Order from the Court, (iii) conditions related to regulatory approvals, and (iv) other customary closing conditions.

Pursuant to the Arrangement Agreement, IAMGOLD has also agreed to purchase 71,428,571 common shares of Orezone on a private placement basis (the “Private Placement”), at a price of CDN$0.28 per share for total gross proceeds of CDN$19,999,999.88.  The proceeds of the Private Placement will be used to allow Orezone’s Essakane development activities to continue and for general corporate purposes with a maximum of CDN$10 million being used to capitalize New Orezone.  The completion of the Private Placement is subject to the issuance being completed in accordance with Canadian and U.S. law and approval of the issuance and conditional listing by the Toronto Stock Exchange and other customary regulatory approval.  Upon completion of the Private Placement, IAMGOLD will hold approximately 16.6% of the outstanding Common Shares.

As described in Item 4, to induce IAMGOLD to enter into the Arrangement Agreement, each of the Shareholders entered into a Lock-Up Agreement, as described below, the purpose of which is to facilitate the consummation of the Arrangement. IAMGOLD did not pay any cash consideration to the Shareholders in exchange for the Lock-up Agreements.

Item 4. Purpose of Transaction

(a) – (b) As described in Item 3 above, and incorporated herein, this Schedule 13D relates to the proposed acquisition of all of the Common Shares by IAMGOLD pursuant to the terms of the Arrangement. To facilitate consummation of the Arrangement and to support Orezone’s financing requirements pending its consummation, IAMGOLD and Orezone entered into the Private Placement, as described above, whereby Common Shares will be issued to IAMGOLD.

As an inducement to IAMGOLD to enter into the Arrangement Agreement, and in consideration thereof, certain directors, officers and shareholders (each a “Shareholder”, and together the “Shareholders”) of Orezone entered into Lock-up Agreements, having similar form, with IAMGOLD, each dated as of December 10, 2008 (the “Lock-up Agreements”, each of which is attached hereto as Exhibits 2.2 through 2.12). Pursuant to each such Lock-Up Agreement, the Shareholders will, among other things, not directly or indirectly, through any officer, director, employee, representative or agent of the Shareholder or its subsidiaries, (i) solicit, initiate, facilitate or knowingly encourage certain alternative business combination transactions or the initiation of any inquiries or proposals regarding such transactions (each an “Acquisition Proposal”), (ii) participate in any substantive discussions or negotiations with any person (other than IAMGOLD or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal.

The Shareholders have also agreed not to vote or cause to be voted any Common Shares in respect of any proposed action by Orezone or its shareholders or affiliates or any other person in a manner that might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and the Lock-Up Agreement. In the event that any transaction other than the Arrangement is presented for approval of or acceptance by the shareholders of Orezone, the Shareholders have agreed, among other things, not to, directly or indirectly, vote in favor of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any Common Shares.

Additionally, each of the Shareholders agreed to duly complete and cause forms of proxy to be delivered in support of the Arrangement prior to the Orezone shareholder meeting. The Lock-up Agreements executed by the Shareholders expire on termination of the Arrangement Agreement in accordance with its terms.

Subject to the terms and conditions of the Arrangement, at the Effective Time (as defined in the Arrangement Agreement) all outstanding Common Shares will be exchanged for  0.08 IAMGOLD Shares and common shares of New Orezone on a pro rata basis. In addition, under the Arrangement, (i) each option to purchase Common Shares issued under the 1997 stock option plan of Orezone, whether or not vested, will be exchanged for an option to acquire IAMGOLD Shares, subject to the terms of the Arrangement Agreement and, (ii) each option to purchase Common Shares issued under the 2008 stock option plan of Orezone will remain outstanding in accordance with its terms which provide that such option may be exercised by the holder thereof at any time up to and including (but not after) the date that is 30 days after the effective time of the Arrangement.

(c) New Orezone will hold all of the properties and non-cash assets of Orezone (other than the Essakane project) and have cash and cash equivalents equal to an aggregate maximum of $10,000,000 upon completion of the Arrangement. IAMGOLD will, on completion of the Arrangement, hold a 16.6% interest in New Orezone following the distribution of the common shares of New Orezone to Orezone shareholders under the Arrangement.

(d) If the Arrangement is consummated as planned, Orezone will become a wholly owned subsidiary of IAMGOLD. IAMGOLD expects that it will reconstitute the board of directors of Orezone as it deems necessary following the closing of the Arrangement such that the board of Orezone will be comprised of officers and directors of IAMGOLD.

(e) While the Arrangement Agreement is in effect, Orezone may not issue, sell or pledge any new shares or similar rights other than pursuant to the Arrangement Agreement. Orezone may also not split, combine, or reclassify any shares in the capital of Orezone or any Orezone subsidiary, nor may it declare, set aside or pay any dividend or other distribution or payment in respect of Common Shares.

(f) Upon consummation of the Arrangement, IAMGOLD expects to work with Orezone’s management to evaluate and review Orezone and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Orezone into IAMGOLD’s business units and market units. As a result of this review and integration, it is possible that IAMGOLD could implement changes to Orezone’s business or capitalization beyond the formation of, and spin-out of certain assets to, New Orezone that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations.

(g) The Arrangement Agreement contains customary non-solicitation covenants that impede or may impede the ability of Orezone to engage in a transaction that would entail a change of control of Orezone during the pendency of the Arrangement Agreement. Following consummation of the Arrangement, Orezone will be a wholly owned subsidiary, and therefore IAMGOLD will be able to block any acquisition of control of Orezone by any other person.

(h) If the Arrangement is consummated, the Common Shares will cease to be listed on the Toronto Stock Exchange and the  NYSE Alternext U.S., LLC.

(i) The Common Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described above, IAMGOLD currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of this Schedule 13D (although IAMGOLD reserves the right to develop such plans).

Except as stated in the above response to this Item 4, neither IAMGOLD, nor to the knowledge of IAMGOLD, any of the directors of executive officers of IAMGOLD listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The foregoing descriptions of the Arrangement Agreement and Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements, respectively, and such agreements are incorporated by reference herein where references and descriptions of such agreements appear.

Item 5. Interest in Securities of the Issuer

(a) – (b) IAMGOLD has agreed to acquire 71,428,571 Common Shares in accordance with the Arrangement Agreement upon satisfaction or waiver of the closing conditions contained therein and payment of the subscription price and is therefore deemed to be the beneficial owner of such Common Shares. For the purposes of Rule 13d-3 promulgated under the Act, IAMGOLD may be deemed to be the beneficial owner of an aggregate of 30,009,037 Common Shares in connection with the Lock-up Agreements. Pursuant to the rights afforded to it under the Arrangement Agreement and the Lock-up Agreements, IAMGOLD may be deemed to have the power to control the vote of up to an aggregate of 101,437,608 Common Shares in favor of approval of the Arrangement Resolution, and thus, for the purpose of Rule 13d-3 promulgated under the Act, may be deemed to be the beneficial owner of an aggregate of 101,437,608 Common Shares. Shares deemed to be beneficially owned by IAMGOLD constitute approximately 22.9% of the issued and outstanding Common Shares as of December 10, 2008, assuming the issuance of  13,002,308 Common Shares issuable upon exercise of a convertible debenture held by a Shareholder and upon the exercise of options held by the Shareholders and assuming the issuance of 71,428,571 Common Shares pursuant to the Private Placement.

IAMGOLD is not entitled to any rights as a shareholder of Orezone with respect to the Common Shares covered by the Lock-up Agreements, except as otherwise provided in the Lock-up Agreements. This Schedule 13D shall not be construed as an admission by IAMGOLD that IAMGOLD is, for the purposes of Section 13(d) of the Act, the beneficial owner of any Common Shares covered by the Lock-up Agreements.

Set forth in Schedule II hereto are the number and percentage of Common Shares beneficially owned or deemed to be beneficially owned by each of the directors and executive officers of IAMGOLD as at December 10, 2008.

(c) There have been no transactions in the Common Shares effected by IAMGOLD, its directors or its executive officers during the past sixty (60) days, other than as described herein.

(d) Other than as described above, to the best knowledge of IAMGOLD, its directors and executive officers, no person (other than those described above) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares in connection with the transactions described in this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Arrangement Agreement, and Lock-up Agreements and as otherwise described above, there are no contracts, arrangements, understandings or relationships between IAMGOLD and any such persons and any other person, with respect to any securities of Orezone, including but not limited to, transfer and voting of any of the securities of Orezone, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 2.1	Arrangement Agreement
Exhibit 2.2	Lock-up Agreement Between: Ronald Little and IAMGOLD Corporation
Exhibit 2.3	Lock-up Agreement Between: Michael Halvorson and IAMGOLD Corporation
Exhibit 2.4	Lock-up Agreement Between: Paul Carmel and IAMGOLD Corporation
Exhibit 2.5	Lock-up Agreement Between: David Netherway and IAMGOLD Corporation
Exhibit 2.6	Lock-up Agreement Between: Alain Krushinsky and IAMGOLD Corporation
Exhibit 2.7	Lock-up Agreement Between: Pascal Marquis and IAMGOLD Corporation
Exhibit 2.8	Lock-up Agreement Between: Gregory Bowes and IAMGOLD Corporation
Exhibit 2.9	Lock-up Agreement Between: Niel Marotta and IAMGOLD Corporation
Exhibit 2.10	Lock-up Agreement Between: Sean Homuth and IAMGOLD Corporation
Exhibit 2.11	Lock-up Agreement Between: Charles Taschereau and IAMGOLD Corporation
Exhibit 2.12	Lock-up Agreement Between: MinQuest Fund I, L.P. and IAMGOLD Corporation

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2008

IAMGOLD Corporation

By:          /s/ Larry Phillips
Name:     Larry Phillips
Title:	Senior Vice President Corporate Affairs and Corporate Secretary

Schedule I

Directors and Officers of IAMGOLD

The following table sets forth the name and principal occupation of employment, if applicable, of each director and executive officer of IAMGOLD Corporation. Unless otherwise indicated, the business address of such persons is c/o IAMGOLD Corporation, 401 Bay Street, Suite 3200, P.O. Box 153, Toronto, Ontario, M5H 2Y4, Canada.

Directors
Name	Principal Occupation and Address
William D. Pugliese	Chairman of the Company President, Fundeco Inc., 2820 – 14th Avenue, Markham, Ontario, L3R 0S9, Canada
Derek Bullock	Mining Consultant
John E. Caldwell	President and Chief Executive Officer of SMTC Corporation Limited 635 Hood Road, Markham, Ontario, L3R 4N6, Canada
Donald K. Charter	Corporation Director and President, 3C’s Corporation (private company)
Joseph F. Conway	President and Chief Executive Officer of the Company
W. Robert Dengler	Corporate Director
Guy G. Dufresne	Engineer and Corporate Director
Jean-André Élie	Lawyer and Corporate Director
Stephen Freedhoff	Chartered Accountant, Self-Employed Consultant
Peter C. Jones	Management Consultant and Corporate Director
Mahendra Naik	Chartered Accountant and Chief Financial Officer of Fundeco Inc. 2820 – 14th Avenue, Markham, Ontario, L3R 0S9, Canada
John Shaw(1)	Geological Engineer and Corporate Director

(1) Mr. Shaw is a citizen of Australia.
Executive Officers
Name	Principal Occupation
Joseph F. Conway	President and CEO
Carol Banducci	Chief Financial Officer
Michael Donnelly(2)	Senior Vice President, Exploration
Ross Gallinger	Senior Vice President, Health, Safety and Sustainability
John McCombe	Senior Vice President, Operations Strategy
Denis Miville-Deschênes	Senior Vice President, Project Development
Paul B. Olmsted	Senior Vice President, Corporate Development
Larry E. Phillips	Senior Vice President, Corporate Affairs and Corporate Secretary
P. Gordon Stothart	Chief Operating Officer
Janet Wilkinson	Senior Vice President, Human Resources
Brian Chandler	Senior Vice President, African Operations

(2) Mr. Donnelly is a citizen of the United States.

Schedule II

Name	Number of Common Shares Benfically Owned	Percentage of Common Shares Beneficially Owned
Directors
William D. Pugliese	—	—
Derek Bullock	—	—
John E. Caldwell	—	—
Donald K. Charter	—	—
Joseph F. Conway	—	—
W. Robert Dengler	—	—
Guy G. Dufresne	—	—
Jean-André Élie	—	—
Stephen Freedhoff	—	—
Peter C. Jones	—	—
Mahendra Naik	—	—
John Shaw	—	—
Executive Officers
Joseph F. Conway	—	—
Carol Banducci	—	—
Michael Donnelly	—	—
Ross Gallinger	—	—
John McCombe	—	—
Denis Miville-Deschênes	—	—
Paul B. Olmsted	—	—
Larry E. Phillips	—	—
P. Gordon Stothart	—	—
Janet Wilkinson	—	—
Brian Chandler	—	—